UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Numbers: 333-72440, 333-82124-02

MEDIACOM BROADBAND LLC

MEDIACOM BROADBAND CORPORATION

(Exact name of Registrant as specified in its charter)

1 Mediacom Way

Mediacom Park, NY 10918

(845) 443-2600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5 1⁄2% Senior Notes due 2021

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Prior to December 9, 2019, the registrants were voluntary filers pursuant to a contractual obligation under the indenture governing the 5 1⁄2% Senior Notes due 2021 (the “Notes”) to file annual, quarterly and other periodic reports with the Securities and Exchange Commission. On December 9, 2019, the registrants redeemed the entire principal amount of the outstanding Notes, effectively terminating the indenture and the registrants’ contractual reporting obligations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 10, 2019

Mediacom Broadband LLC

	By:	/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and
Chief Financial Officer
Date: December 10, 2019

Mediacom Broadband Corporation

	By:	/s/ Mark E. Stephan
Mark E. Stephan
Executive Vice President and
Chief Financial Officer